FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Avalon Advanced Materials Inc. ("Avalon" or the "Company")
130 Adelaide Street West
Suite 1901
Toronto, ON M5H 3P5

Item 2	Date of Material Change

June 23, 2019.

Item 3	News Release

A news release was disseminated on June 24, 2019 through the facilities of Newsfile and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On June 23, 2019, Avalon entered into a definitive agreement (the "Agreement") with Cheetah Resources Pty Ltd. ("Cheetah") under which Cheetah will acquire ownership of the near-surface resources in the T-Zone and Tardiff Zones on its mining leases collectively comprising the Nechalacho Property at Thor Lake near Yellowknife, NWT, Canada (the "Property") for a total cash consideration of $5.0 million.

Item 5	Full Description of Material Change

On June 23, 2019, Avalon entered into the Agreement with Cheetah under which Cheetah will acquire ownership of the near-surface mineral resources on the Property above a depth of 150 metres above sea level (approximately 100m below surface), principally the T-Zone and Tardiff Zones, and technical information related thereto, for a total cash consideration of $5.0 million. Avalon will retain ownership of the deeper resources in the Basal Zone that were the subject of its 2013 Feasibility Study. The first $200,000 was provided as a deposit following the signing of the terms sheet in January 2019. The balance of the cash consideration will be paid incrementally over a four-month period from the date of the Agreement.

Under the terms of the Agreement, Avalon retains ownership of the mineral resources below a depth of 150 metres above sea level and will continue to have access to the Property for exploration, development and mining purposes. Cheetah will have use of Avalon’s existing infrastructure located on the Property for development. The Agreement also grants Cheetah the option to purchase Avalon’s option in the third party-owned 2.5% net smelter royalty over certain mining leases of the Property for a payment of $1.5 million provided that, upon exercising the option, Cheetah extinguishes this royalty. Avalon has also agreed to waive the Avalon-owned 3% net smelter royalty (over the same mining leases), for the first five years of commercial production and to grant Cheetah the option to pay Avalon $2.0 million within eight years of the transaction closing to extend the waiver of Avalon’s royalty in perpetuity. Avalon will be actively involved in Cheetah’s work programs by providing management services to Cheetah, specifically related to the development of the T-Zone and Tardiff Zones, including geological, environmental and Indigenous community relations work. The transaction is expected to close within 120 days from the signing of the Agreement, subject to a number of conditions including completion of due diligence. The Agreement has been filed on SEDAR.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364- 4938.

Item 9	Date of Report

July 3, 2019.

This material change report contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to statements about timing of closing, receipt of payments, and satisfaction of closing conditions, and that Avalon will provide services to Cheetah. Generally, these forward- looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward -looking statements. Forward- looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward -looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward- looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward- looking statements. Avalon does not undertake to update any forward- looking statements that are contained herein, except in accordance with applicable securities laws.